Third Quarter 2008 Earnings Call
November 13, 2008

Forward - looking statements & EBITDA
• Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
• Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2007

• Management considers EBITDA to be a meaningful indicator of operating performance and uses it as a measure to assess the operating performance of the Company’s business. EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. EBITDA should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles (“GAAP”). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies.
The Company believes that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, the Company has included references to EBITDA in this presentation. A reconciliation of EBITDA,
Adjusted EBITDA and Segment EBITDA to US GAAP measures is available on the Appendix of this presentation

Ultrapetrol’s 3Q 2008 & Subsequent Events Highlights
►Fully drew down IFC 12-year facility on September 30, 2008 - $60.0 million
 ▪ Expect to be able to finalize another Parallel Facility for $15.0 million on similar terms
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix to this presentation
(2) Please refer to our 6-K filed November 14, 2007 with US SEC for a full disclosure on Non-Cash Losses on FFAs
(3) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
(In $ 000's)
3Q 08
3Q 07
% Change
Revenues
$91,304
$63,090
45%
EBITDA
(1)
$30,589
$10,476
192%
Ex-items
Non-Cash Losses on FFAs
(2)
-
11,239
-
Net Income (Loss)
$15,065
($4,740)
-
Basic EPS (In $)
$0.46
($0.14)
-
Ex-items
Non-Cash Losses on FFAs
-
11,239
-
Income Tax on Exchange Variance Provision
(3)
(3,938)
1,171
-
Adjusted Basic EPS (In $)
$0.34
$0.23
48%
Adjusted EBITDA
Adjusted Net Income
$11,127
$7,670
45%
30,589
21,715
41%

| | | | |
|---|---|---|---|
| (1) | | | |
| | $30,840 | $16,063 | 92% |

Ultrapetrol’s nine months ended Sep 30, 2008 & Subsequent Events Highlights
► Share Repurchase Program extended to December 31, 2008, authorized up to $50.0 million
2,531,108 common shares repurchased in October, at an average price of $4.39 for a total of $11.1 million
 • Total of 3,202,279 common shares repurchased up to date at an average price of $5.49 for a total of $17.6 million - 9.6% of total shares issued and outstanding in March 2008
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
(In $ 000's)
2008
2007
% Change
Revenues
$241,683
$163,942
47%
EBITDA
(1)
$93,824
$43,271
117%
Ex-items
Non-Cash (Gains) Losses on FFAs
(11,719)
14,312
-
Net Income (Loss)
$44,118
($1,830)
-
Basic EPS (In $)
$1.35
($0.06)
-
Ex-items
Non-Cash (Gains) Losses on FFAs
(11,719)
14,312
-
Income Tax on Exchange Variance Provision
(2)
(1,559)
3,581
-
Adjusted EPS (In $)
$0.94
$0.52
81%
Adjusted EBITDA
Adjusted Net Income
Nine months ended September 30,
82,105
57,583
43%

River Business 3Q 2008 & Subsequent Events
► Ongoing construction of new barge building yard → construction of facility and foundations of main equipment progressing two months behind schedule
 • Most modern of its kind in South America → expected to be in production by 2Q 2009
 • Will allow us to increase our fleet capacity substantially at attractive investment costs
► Barge enlargement program temporarily slown down until 2Q 2009 to prioritize re-bottoming and repairs of existing fleet
 • Target of 130 barges by end 2010 under barge enlargement program
► Grew volumes loaded 11% in nine months ended Sep 30, 2008 when compared to nine months ended Sep 30, 2007
► Lower levels of water in High Paraguay and reduced productions in mines may impact volumes of iron ore carried in 4Q 2008
► October and so far November have seen less movement of soybeans products and other grains than in the same period of last year → volumes are physically available but transactions have been slow
► Provided grain business normalizes in December, effect of fourth quarter events in 2008 overall results for River expected not to exceed 10% of previously announced results
► Expansion of iron ore production in 2009 may be slower than previously announced → no significant change to our 2009 plan anticipated so far
►USDA FAS estimate for soybean crop 2009 in Paraguay is 7.2 million tons as compared to 6.8 million tons in 2008 (6% increase)

| | | | |
|---|---|---|---|
| [1] | $4,767 | $4,598 | 4% |

River Business 3Q Year-on-Year Highlights
Voyage Expenses Year-on-Year Increase
$9,909
Increase in Fuel Expense(2) = $8,125
Increase in Other Voyage Expenses(2) = $1,784
Ш $6,598 due to fuel price
Ш $1,527 due to quantity consumed
(In $ / Ton)	Difference
Increase in Other Voyage Expenses (Excluding Fuel Price Adjustment)	$2.19 or 21%
Increase in Running Costs	$1.81 or 27%
Total increase in Operating Costs (Excluding Fuel Price Adjustment)	$4.00 or 23%
Cost Increase per metric ton loaded2)
(2) Source: Company calculations / data
(1) A reconciliation of Segment EBITDA and Adjusted Segment EBITDA to US GAAP measures is available on the
Appendix in this presentation
(In $ 000's)
3Q 08
3Q 07
% Change
Volumes (In Metric Tons)
1,196,846
1,047,449
14%
Revenues
$38,664
$24,640
57%
Voyage Expenses
(21,378)
(11,469)
86%
Running Costs
(10,160)
(6,997)
45%
G&A
(2,722)
(1,340)
103%
Other Operating Income
683
1
-
Investment in Affiliates
(196)
(90)
118%
Other Income (Expenses)
(124)
(147)
-16%
Segment EBITDA

3Q 08 vs 3Q 07 Freight Rate Increase Breakdown
(In $ / Ton)	3Q 08	3Q 07	Difference
Average Freight Rate	$30.35	$21.94	38%
Difference	$8.41
Of which
Fuel adjustment explains	$5.22, or 24%
Average price increases and cargo mix explain	$3.19, or 14%
$21.94
$30.35
Source: Company calculations / data
$8.41
+24%
+14%
15
20
25
30
35
3Q 07
3Q 08
Incidence of average price and cargo mix change in freight
increase
Incidence of fuel adjustment in freight increase
3Q 07 Average freight rate

Ш 3Q 08 Avg. Price Gap = $414 / MT
Ш Current Price Gap(2) = $368 / MT
Ш Still historically very attractive
Ш Re-engining project approved with a price gap of $180 /
MT and a $ 1.50 / EUR exchange rate
Ш Recent US Dollar appreciation reduced project’s cost in
approximately $3.3 million(2)
3Q & YTD Sep 08 vs 3Q & YTD Sep 07 EBITDA Margin & Fuel Adjustment
Diesel Oil - IFO 180 Price Gap
Source: Bunkerworld
(1) Source: Bunkerworld.com as of
 November 10, 2008
(2) Basis $1.26 / EUR as of November 10, 2008
Revenues
$38,664
$24,640
$100,675
$69,665
45%
Segment EBITDA
$4,767
$4,598
$14,048
$15,909
-12%
Effect of Fuel Adjustment
($6,598)
-
($15,287)
-
-
Revenues excluding Effect of Fuel Adjustment
$32,066
-
$85,388
-
-
0
200
400
600
800
1,000
1,200
1,400
Diesel Oil - IFO 180 Price Gap
Diesel Oil Price
Segment EBITDA Margin
Adjusted Segment EBITDA Margin
(In $ 000’s)
3Q 08
3Q 07
YTD Sep 08
YTD Sep 07
% Change
12.3%
18.7%
14.0%
22.8%
-39%
14.9%
18.7%
16.5%
22.8%
-28%

3-yr CAGR = 26%
Thousand Metric Tons
CAGR = 90%
Thousand Metric Tons

Hidrovia Market Overview
Source: FAS - USDA
Paraguayan Soybean Crop
Corumbá Mine Iron Ore Exports(1)
(1) Industry sources
827
1,571
6,200
6,800
7,200
3,640
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
2006
2007
2008E
2009F
292
429
305
230
650
492
0
100
200
300
400
500
600
700
3Q 07
3Q 08
July
August
September

Seven vessels under construction:
► Brazil - 1 Vessel
 • UP Rubi → delivery expected during 1Q 2009;
 vessel already committed under a 4-year
 charter
► India - 4 Vessels
 • Steel cutting progressing on first two vessels;
 • Deliveries now expected:
 • 1st vessel → 4Q 2009
 • 2nd vessel → 1Q 2010
 • 3rd & 4th vessels → 2Q / 3Q 2010
► China - 2 Vessels
 • Steel cutting progressing as expected
 • Option to construct two further PSVs not
 executed
Offshore Supply Business 3Q 2008 & Subsequent Events
Five vessels operated during 3Q 2008:
► Brazilian Market
 • Two vessels committed until 2Q / 3Q
 2009
► North Sea Market
 • One vessel committed until 2Q 2009
 • One vessel recently re-chartered and
 committed until 3Q 2009
 • One vessel in the spot market during
 3Q 2008 and recently chartered until
 end of 2Q 2009

Offshore Supply Business 3Q Year-on-Year Highlights
► Increase in Revenues mainly attributable to improved rates obtained by UP
Esmeralda in the North Sea (spot) and to the repositioning of the UP Topazio from
Brazil to the North Sea in 4Q 2007
► Increase in Running Costs mainly linked to Brazilian currency appreciation for the majority of 3Q 2008 and to higher manning, supplies and maintenance expenses in our
PSVs operating in Brazil. However, we have seen a reversal of this tendency by the end of the third quarter which, if sustained over time, may offset partially for the year the increase in cost experienced with these vessels.
► Allocation of G&A expenses for FY 2007 vs FY 2008 has no variation in criteria
(proportion of segment’s share in company’s fixed assets). As explained in our previous call, 3Q 2008 shows a negative variation and 4Q 2008 will show an equivalent positive variation
(1) A reconciliation of Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
Revenues
$13,019
$11,359
15%
Voyage Expenses
(534)
(444)
20%
Running Costs
(4,412)
(3,770)
17%
G&A
(1,774)
(1,146)
55%
Other Income (Expenses)
(4)
-
-
Minority Interest
(439)
(181)
143%
OPERATING HIGHLIGHTS
 Average Daily Revenues
$28,457
$25,664
11%
 Average Daily Running Costs
$9,591
$8,196
17%
 Average # of Vessels
5
5
-
(In $ 000's)
3Q 08
3Q 07
% Change
Segment EBITDA
$5,856
$5,818
1%

Offshore Supply Fleet Overview
Fleet in Operation
Fleet under Construction
Vessel
Deck Area
Year Built
Market
Contract
Expiry
UP Safira
840 m
2
2005
North Sea
Time Charter
Apr-09
UP Esmeralda
840 m
2
2005
North Sea
Time Charter
Jul-09
UP Topazio
840 m
2
2006
North Sea
Time Charter
Sep-09
UP Agua-Marinha
840 m
2
2006
Brazil
Time Charter
Apr-09
UP Diamante
840 m
2
2007
Brazil
Time Charter
Apr-09
Vessel
Deck Area
Expected Approximate Delivery
UP Rubi
840 m
2
1Q 2009
Indian PSV 1
840 m
2
4Q 2009
Indian PSV 2
840 m
2
1Q 2010
Indian PSV 3
840 m
2
2Q / 3Q 2010
Indian PSV 4
840 m
2
3Q 2010
Chinese PSV 1
1,020 m
2
4Q 2009
Chinese PSV 2
1,020 m
2
2Q 2010

GBP/Day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
$/Day
$/Day

40%
40%
20%
Offshore Supply Market Overview
UP North Sea Fleet Daily Average Time Charter(2)
2006 - to date North Sea Spot Rates(1)
Committed
Brazil
Committed
North Sea
Spot
North Sea
3Q 08 Fleet Employment Distribution(2)
UP Brazil Fleet Daily Average Time Charter(2)
(1) Source: Seabrokers
(2) Source: Company calculations / data
(3) Includes income related to delay and loss of hire insurances - basis calendar days
(3)
9-m Sep 30, 07
9-m Sep 30, 08
17,777
9,262
35,900
34,578
34,604
28,042
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
2006
2007
2008
29,377
29,700
25,769
31,414
27,807
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
FY 07
1H 08
3Q 08
21,566
23,200
22,446
24,185
24,127
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1H 08
3Q 08

Ocean Business 3Q 2008 & Subsequent Events
Ш For the whole 3Q 2008 our three OBO vessels operated under their 4TC Capesize
Routes Index-linked time charters which expire during 1H 2009
Ш For almost the whole 3Q 2008, our Capesize Princess Marisol operated under a time charter tied to the 4TC Capesize Routes Index after which it operated under a
COA which ended last days of October 2008
Ш The Time Charter Average of the Baltic Exchange Capesize Index fell 75% during
3Q 08 and a further 89% so far in 4Q 08 (from $163,233 on June 30, 2008 to $4,508 on November 10, 2008)
ШOur small Product tankers continue to be employed in South America

► During 3Q 2008 we sold 500 days in OTC FFAs to further cover our exposure to the spot market;
breakdown per period / counterpart as follows:
 ▪ 90 days in 4Q 2008 (30 days per month) at an average of $153,500 / day - Noble and Bunge
 • Of these, we bought back during 3Q 2008 and 4Q 2008 so far, 18 days in October, 15 days in November and 15 days in December at an average of $38,625 / day
 ▪ 45 days in 1Q 2009 (15 days per month) at $53,500 / day - Navios
 ▪ 365 days in 2010 (“Calendar 2010”) at $83,000 / day - Bunge
► In the first week of November we received $9.5 million and $0.9 million in total for the net settlement of all our October 2008 OTC and cleared FFA positions, respectively. These amounts will be included in the total revenues of our Ocean Business for the fourth quarter of 2008
► Mark-to-market as of November 10, 2008 of all outstanding FFA contracts is $87.2 million:
 ▪ Subsidiaries of the following companies represent the following share of m-t-m: Bunge 57.4%;
 Noble 21.3%; Dreyfus 13.6%; Navios 1.9%; London Clearing House Clearnet 5.8%
► Ultrapetrol’s summary current FFA status (cleared & OTC) including the contracts entered into during 3Q and 4Q 2008 and is shown in table here below:
Period	Nov / Dec ’08	1Q ’09	2Q-4Q ’09	Cal. 2010
Days sold, net	151	225	548	365
“UP Equivalent” Days sold, net(1)	201	300	731	487
Weighted Avg. TC Rate	$161,026	$75,991	$81,763	$83,000
Weighted Avg. TC Rate “UP Equivalent”(1)	$120,770	$56,993	$61,322	$62,250
Mark-to-market (millions)	$22.7	$13.3	$30.7	$20.5
(1) All “UP Equivalent” measures are calculated basis assumed 25% discount from the typical index vessel
3Q 2008 & Subsequent Events
Ocean Business Financial Developments

Year-on-Year Ocean Business Highlights
► COA employment of Princess Marisol and bareboat charter of MT Austral partially explain $1 million of the increase in Voyage Expenses, with the remaining difference mainly attributable to higher commissions paid for the employment of our OBOs
► Increases in Running Costs occur across the board but Princess Marisol and MT
Austral, which were not operating in 3Q 2007, represent $2.4 million of the total difference of $5.5 million; the Amadeo, which started operations during 3Q 2007, explains a further
$1.6 million of such increase
(1) A reconciliation of Segment EBITDA and Adjusted Segment EBITDA to US GAAP measures is available on the Appendix in this presentation
(In $ 000's)
3Q 08
3Q 07
% Change
Revenues
$32,965
$13,407
146%
Voyage Expenses
(1,539)
(16)
-
Running Costs
(9,865)
(4,326)
128%
G&A
(1,818)
(1,829)
-1%
Net Gain (Loss) on FFAs
-
(13,162)
-
Other Operating Income
584
512
14%
Investment in Affiliates
(5)
251
-102%
Minority Interest
1
1
-
Other Income (Expenses)
-
0
-
Segment EBITDA
$20,323
($5,162)
-

FY 07(2)
1H 08(3)
FY 08(2), (3), (5)
OBO Fleet Average TC and Gross Profit Contribution
OBO Fleet Average Daily Time Charter Rates(1)
OBO Fleet Gross Profit Contribution
(1) Some of the values in these graphs are based on estimates and assumptions and consequently may change
(2) Excludes Non Cash Losses on FFAs
(3) Excludes Non Cash Gains on FFAs
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes a 25% discount for our vessels from the futures market index’s theoretical vessel and uses the future settlement values as of November 10, 2008 to value all “Non-Covered” (days on calendar year multiplied by three OBO vessels less number of UP Equivalent days sold on FFAs) available days in 2008
(6) Assumes no off hire or time lost under repairs
(7) Assumes Running Costs for nine months ended Sep 30, 2008 remain stable for the balance of the year
2007
2008 Est.
Source: Company calculations and estimates
3Q 08
(1), (2), (3), (5), (6)
(1) to (7)
27.0
49.0
0
10
20
30
40
50
60
'08 Gross Profit Contribution
'07 Gross Profit Contribution
61,463
48,112
29,221
56,567
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Actual
Projected

Princess Marisol TC and Gross Profit Contribution
1H 08(2), (3)
FY 08(2), (3), (4), (6)
1H 08(2), (3)
FY 08
Princess Marisol Average Time Charter Rates
Princess Marisol Gross Profit
Contribution
(1) Some of the values in these graphs are based on estimates and assumptions and consequently may change
(2) 4 days off hire in February 2008 are excluded from daily average TC rates
(3) 13 days off hire for scheduled repairs in May 2008 are excluded from Avg. TC rates
(4) Includes 60 days for regular dry dock / special survey during November and December
(5) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(6) Assumes a 25% discount for our vessels from the futures market index’s theoretical vessel and uses the future settlement values as of November 10, 2008 to value all “Non-Covered” (days on calendar year less number of UP Equivalent days sold on FFAs) available days in 2008
(7) Assumes Running Costs for nine months ended Sep 30, 2008 remain stable for the balance of the year
3Q 08
3Q 08
(1), (2), (3), (4), (6)
(1), (5), (6), (7)
(1)
FY 07
31.3(1) to (7)
17.0(2), (3)
► Drydocked until end of 4Q 2008; 22.5 days covered through OTC FFAs at $53,500
87,493
121,186
107,272
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000
Actual
Projected
3.4
6.1
0
5
10
15
20
25
30
35
40
Actual
Projected

OBO FFAs 2009 & 2010
► We sold 45 days of the 4TC Capesize Routes Index at $53,500 per day for 1Q 2009 → 22.5 days attributable to OBO fleet
► When added to the 727.5 days previously sold at an average of $81,730, we have covered a total of
750 days of our OBO fleet in 2009 at an average of $80,883 of the index vessel
► Assuming a 25% discount, the FFAs sold for 2009 provide cover for 1,000 days of our fleet at an average time charter rate of $60,663 per day
► Assuming each of our OBO vessels will have to undergo drydocks / special surveys in 2009, the total number of available OBO vessels days in 2009 is estimated at 1,005. The FFAs sold represent
99.5% of the available OBO fleet capacity
► For 2010, we have sold 365 days of the 4TC Capesize Routes Index at $83,000 per day. Assuming a
25% discount, the FFAs sold in 2010 cover for 487 days of our fleet at an average time charter of
$62,250 of the index vessel. The total number of available OBO vessel days in 2010 is estimated at
1,083. The FFAs sold cover 45% of the available OBO fleet capacity for 2010.
OBO Fleet Gross Profit Contribution
(1) The values in this graph are based on estimates and
 assumptions and consequently may change
(2) Gross Profit Contribution = Revenues - Voyage
 Expenses - Running Costs
(3) Assumes a 25% discount for our vessels from the
 futures market index’s typical vessel and uses the
 future settlement values as of November 10, 2008 to
 value all “Non-covered” available days in 2008, 2009
 and 2010
(4) Assumes Running Costs of nine months ended Sep
 30, 08 remain stable for the balance of 2008, 2009 and
 2010
(5) Includes corresponding off hire days due to scheduled
 dry docks for all our three OBO vessels
Source: Company calculations and estimates
(1), (2), (3), (4), (5)
27.0
49.0
48.0
28.6
0
10
20
30
40
50
60
70
2007
2008
2009
2010
Contribution of days not covered by FFAs
Contribution of days covered by FFAs
2007 Gross Profit Contribution

Ocean Fleet Overview
(1) Operated under a Bareboat Charter
Vessel Name
Description
DWT
Year Built
Contract
Princess Nadia
152,328
1987
BCI 4TC Related Time Charter
Princess Susana
152,301
1986
BCI 4TC Related Time Charter
Princess Katherine
164,100
1986
BCI 4TC Related Time Charter
Princess Marisol
166,013
1984
Drydocking in China
Miranda I
6,575
1995
Time Charter
Alejandrina
9,219
2006
Time Charter
Amadeo
39,530
1996
Time Charter
Austral
(1)
11,299
2006
Time Charter
Alianza G3 / Argos I
Semi Integrated
Tug / Barge Unit
43,164
1993
Under repairs in Argentina
Suezmax OBO /
Capesize Vessels
Handysize /
Product Tankers

Drybulk Industry Overview
Baltic Forward Assessment - November 11, 2008
Period	Route Average
Current Rate (Spot)	$4,193
BFA Nov / Dec 2008	$8,370
BFA 1Q 2009	$14,750
BFA 2Q 2009	$20,313
BFA 3Q 2009	$23,625
BFA 4Q 2009	$25,063
BFA Cal 2009	$20,938
BFA Cal 2010	$23,781
Source: Baltic Exchange
4TC Capesize Routes
33,110
193,775
4,193
230,818
0
50,000
100,000
150,000
200,000
250,000
Average 2004-2006
2007
2008

Passenger Business 3Q 2008 & Subsequent Events
Ш One vessel, Blue Monarch, in operation during 3Q 2008
Ш Vessel operated for most of 3Q 2008 at high occupancy levels but still insufficient to reach breakeven (Segment EBITDA in the quarter of negative $0.5 million)
Ш Previously announced sale of the vessel did not materialize after prospective buyer failed to make deposit of purchase price
Ш Blue Monarch ended season employment in October and is now laid up

Current Fleet List
(1) Includes a 7,500 BHP ocean-going tug, the Argos I
(2) MT Austral operated under a Bareboat Charter
RIVER FLEET
Number
Capacity
Pushboats
(1)
29
104,400 BHP
Pushboats Under Construction
1
8,325 BHP
Dry Barges
547
909,700 Dwt
Tank Barges
44
95,578 m
3
Transfer Station
1
35,000 Dwt
OFFSHORE SUPPLY FLEET
Number
Deck Area
PSVs in Operation
5
4,200 m
2
PSVs Under Construction
7
6,240 m
2
TOTAL OFFSHORE SUPPLY FLEET
12
-
OCEAN FLEET
Number
Capacity
Capesize / OBOs
4
634,742 Dwt
Handysize / Product Tankers
(2)
4
66,623 Dwt
Semi-Integrated Tug / Barge Unit
1
43,164 Dwt
TOTAL OCEAN FLEET
9
744,529 Dwt
PASSENGER FLEET
# of Cabins
Lower Berths
Blue Monarch
241
450
ULTRAPETROL OWNED FLEET AS OF NOVEMBER 12, 2008

This table is provided as a general guide of expected Capital Expenditure under the assumption that certain long term strategies are mplemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
► Remaining CAPEX for 4Q 2008 is $37.4 million
► Cash & Cash Equivalents as of September 30, 2008 of $106.7 million
► Two major credits arranged in 2009:
 • IFC / Parallel for $75.0 million ($60.0 million already drawn) - 12-year facility with a grace period of 4 years
 • DVB / Natixis for $93.6 million ($6.9 million already drawn) - 12-year facility
 Barge enlargement &
 bottom replacement programs
16
10
10
-
36
 Barge building yard
18
28
28
28
102
 Re-engining project
14
25
7
-
46
 Barges / tugs acquisitions
29
2
-
-
31
77
65
45
28
215
 Brazilian PSV
7
1
-
-
8
 Indian PSVs (x4)
23
32
18
-
73
 Chinese PSVs (x2)
21
26
5
-
53
Total Offshore Supply Business
51
59
23
-
134
Total Company
128.5
125
68
28
349
Offshore Supply Business
Total River Business
River Business
Per Segment (In $ Million)
2008
2009
2010
2011
Total
Expected Expansion CAPEX Program

Year-on-Year Ultrapetrol’s Income Statement
(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
(2) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
Revenues
$91,304
$63,090
$241,683
$163,942
Voyage Expenses
(27,390)
(15,738)
(65,090)
(38,857)
Running Costs
(27,702)
(20,532)
(74,015)
(53,579)
D&A
(10,424)
(8,973)
(30,383)
(25,430)
G&A
(6,386)
(4,585)
(17,684)
(14,425)
Other Operating Income
1,342
513
3,765
578
Operating Income
20,744
13,775
58,276
32,229
Financial Expenses
(8,171)
(4,997)
(19,027)
(14,639)
Financial Income
188
1,056
835
2,296
Net Income (Loss) on FFAs
-
(13,162)
5,862
(16,235)
Investment in Affiliates
(201)
161
(250)
454
Other, net
(128)
(147)
(419)
(400)
Income Taxes
3,071
(1,246)
(296)
(5,032)
Minority Interest
(438)
(180)
(863)
(503)
Net Income
$15,065
($4,740)
$44,118
($1,830)
EPS (In USD)
$0.46
($0.14)
$1.35
($0.06)
EBITDA
30,589
10,476
93,824
43,271
Non-Cash (Gains) Losses on FFAs
-
11,242
(11,719)
14,315
Income Tax on Exchange Variance Provision
(2)
(3,938)
1,171
(1,559)
3,581
Adjusted EBITDA
(1)
$30,589
$21,718
$82,105
$57,586
Adjusted Net Income
$11,127
$7,673
$30,840
$16,066
Adjusted EPS
$0.34
$0.23
$0.94
$0.52
(In $ 000's)
3Q 08
3Q 07
YTD Sep 30, 08
YTD Sep 30, 07

Year-on-Year Ultrapetrol’s Income Statement
   Attributable to River Business
$38,664
$24,640
$100,675
$69,665
45%
   Attributable to Offshore Supply Business
13,019
11,359
33,180
30,153
10%
   Attributable to Ocean Business
32,965
13,407
98,288
39,237
150%
   Attributable to Passenger Business
6,656
13,684
9,540
24,887
-62%
Total revenues
91,304
63,090
241,683
163,942
47%
Voyage expenses
   Attributable to River Business
(21,378)
(11,469)
(52,861)
(29,767)
78%
   Attributable to Offshore Supply Business
(534)
(444)
(1,447)
(1,066)
36%
   Attributable to Ocean Business
(1,539)
(16)
(4,236)
(511)
729%
   Attributable to Passenger Business
(3,939)
(3,809)
(6,546)
(7,513)
-13%
Running costs
   Attributable to River Business
(10,160)
(6,997)
(27,119)
(18,677)
45%
   Attributable to Offshore Supply Business
(4,412)
(3,770)
(12,776)
(9,578)
33%
   Attributable to Ocean Business
(9,865)
(4,326)
(26,744)
(11,720)
128%
   Attributable to Passenger Business
(3,265)
(5,439)
(7,376)
(13,604)
-46%
Total running costs
(27,702)
(20,532)
(74,015)
(53,579)
38%
Amortization of Dry Dock & Intangible Assets
(1,036)
(1,939)
(3,402)
(6,039)
-44%
Depreciation of Vessels and Equipment
(9,388)
(7,034)
(26,981)
(19,391)
39%
Administrative and Commercial Expenses
(6,386)
(4,585)
(17,684)
(14,425)
23%
Other Operating Income
1,342
513
3,765
578
551%
Operating Profit
$20,744
$13,775
$58,276
$32,229
81%
Total voyage expenses
(27,390)
(15,738)
(65,090)
(38,857)
68%
(In $ 000's)
3Q 08
3Q 07
YTD Sep 30, 08
YTD Sep 30, 07
% Change

| | | | | | |
|---|---|---|---|---|---|
| [1] | $30,589 | $10,476 | $93,824 | $43,271 | 117% |

Year-on-Year Ultrapetrol’s Income Statement (cont’d)
(1) A reconciliation of EBITDA per Segment, Total EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
(2) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
Operating Profit
$20,744
$13,775
$58,276
$32,229
81%
Financial Expenses
(8,171)
(4,997)
(19,027)
(14,639)
30%
Financial Income
188
1,056
835
2,296
-64%
Net Income (Loss) on FFAs
-
(13,162)
5,862
(16,235)
-
Investment in Affiliates / Minority Interest
(639)
(19)
(1,113)
(49)
-
Other, net
(128)
(147)
(419)
(400)
5%
Income Taxes
3,071
(1,246)
(296)
(5,032)
-94%
EBITDA per Segment
 River Business
4,767
4,598
14,048
15,909
-12%
 Offshore Business
5,856
5,818
15,191
15,748
-4%
 Ocean Business
20,323
(5,162)
68,328
6,342
977%
 Passenger Business
(545)
4,166
(4,578)
2,976
-254%
Income Tax on Exchange Variance Provision
(2)
(3,938)
1,171
(1,559)
3,581
-
Adjusted EBITDA
(1)
$30,589
$21,718
$82,105
$57,586
43%
Adjusted Net Income
$11,127
$7,673
$30,840
$16,066
92%
Adjusted Basic EPS
$0.34
$0.23
$0.94
$0.52
81%
Basic EPS
$0.46
($0.14)
$1.35
($0.06)
-
Basic weighted average number of shares
32,540,558
33,096,078
32,749,884
31,061,380
5%
Net Income
Financial income
188
1,056
835
2,296
-64%
Non-Cash (Gains) Losses on FFAs
-
11,242
(11,719)
14,315
-
(In $ 000's, except share and per share data)
3Q 08
3Q 07
30, 08
30, 07
% Chg
Total EBITDA
$15,065
($4,740)
$44,118
($1,830)
-
YTD Sep
YTD Sep

Ultrapetrol’s Balance Sheet
ASSETS
Cash & Cash Equivalents
$106,721
$64,262
66%
Accounts Receivables
31,529
15,680
101%
Other Receivables
59,413
14,336
314%
Other Current Assets
19,216
10,963
75%
Vessels and Equipment, Net
532,908
462,292
15%
Noncurrent Other Receivables
38,843
10,073
286%
Noncurrent Restricted Cash
2,846
20,168
-86%
Other Noncurrent Assets
23,718
24,386
-3%
TOTAL ASSETS
$815,194
$622,160
31%
LIABILITIES
Accounts Payable
19,079
16,813
13%
Accrued Interest
6,400
2,579
148%
Current Portion of Long-term Financial Debt
29,358
17,795
65%
Other Current Liabilities
2,581
3,286
-21%
Long-term Financial Debt
366,521
314,140
17%
Deferred Income Tax Liability
9,570
10,663
-10%
Minority Interest
4,605
3,742
23%
SHAREHOLDER'S EQUITY
Common Stock
327
334
-2%
Additional paid-in Capital
267,981
266,647
1%
Treasury Stock
(6,459)
-
Accumulated Earnings
53,790
9,672
456%
Accumulated Other Comprehensive Income (Loss)
61,441
(23,511)
-
(In $ 000's)
At September 30,
At December 31,
% Change
TOTAL LIABILITIES
$815,194
$622,160
31%

Thank You
Q & A

Appendix
(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that
EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies.
We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.
2008
2007
Net Income
$15,065
($4,740)
      Plus
Financial expense
8,171
4,997
Income taxes
(3,071)
1,246
Depreciation and amortization
10,424
8,973
(1)
2008
2007
Net Income
$44,118
($1,830)
      Plus
Financial expense
19,027
14,639
Income taxes
296
5,032
Depreciation and amortization
30,383
25,430
EBITDA
(1)
(In $ 000's)
EBITDA
Nine Months Ended September 30,
(In $ 000's)
Third Quarter Ended September 30,
$30,589
$10,476
$93,824
$43,271

Appendix (cont’d)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$1,708
$5,049
$15,456
($1,469)
$20,744
Depreciation and amortization
3,379
1,250
4,871
924
10,424
Investment in affiliates / Minority interest
(196)
(439)
(4)
-
(639)
Other, net
(124)
(4)
-
-
(128)
Net loss on FFAs
-
-
-
-
0
Financial income
188
Items not included in segment EBITDA
Third Quarter Ended September 30, 2008
Consolidated EBITDA
$30,589
Segment EBITDA
(In $ 000's)
$4,767
$5,856
$20,323
($545)
$30,401

Appendix (cont’d)
(In $ 000's)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$2,311
$4,818
$4,070
$2,576
$13,775
Depreciation and amortization
2,524
1,181
3,678
1,590
8,973
Investment in affiliates / Minority interest
(90)
(181)
252
-
(19)
Other, net
(147)
-
-
-
(147)
Net loss on FFAs
-
-
(13,162)
-
(13,162)
Segment EBITDA
$4,598
$5,818
($5,162)
$4,166
$9,420
Items not included in segment EBITDA
Financial income
1,056
Adjustments:
Non-cash (gains) losses on FFAs
11,242
11,242
Third Quarter Ended September 30, 2007
$10,476
Consolidated EBITDA
Adjusted Consolidated EBITDA
$21,718

Appendix (cont’d)
(In $ 000's)
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$5,073
$12,401
$48,007
($7,205)
$58,276
Depreciation and amortization
9,544
3,628
14,584
2,627
30,383
Investment in affiliates / Minority interest
(118)
(864)
(131)
-
(1,113)
Other, net
(451)
26
6
-
(419)
Net income on FFAs
-
-
5,862
-
5,862
$14,048
$15,191
$68,328
($4,578)
$92,989
Items not included in segment EBITDA
Financial income
835
Non-cash (gains) losses on FFAs
(11,719)
(11,719)
Consolidated EBITDA
Segment EBITDA
Nine Months Ended September 30, 2008
River
Adjustments:
Adjusted Consolidated EBITDA
$82,105
$93,824

Appendix (cont’d)
River
Offshore Supply
Ocean
Passenger
TOTAL
Segment operating profit
$9,262
$13,076
$11,040
($1,149)
$32,229
Depreciation and amortization
7,134
3,175
10,968
4,153
25,430
Investment in affiliates / Minority
(72)
(520)
543
-
-49
Other, net
(415)
17
26
(28)
(400)
Net income on FFAs
-
-
(16,235)
-
(16,235)
$15,909
$15,748
$6,342
$2,976
$40,975
Items not included in segment EBITDA
Financial income
2,296
Adjustments:
Non-cash (gains) losses on FFAs
14,315
14,315
Adjusted Consolidated EBITDA
Consolidated EBITDA
Segment EBITDA
(In $ 000's)
Nine Months Ended September 30, 2007